FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: October 24, 2005	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC CONFIRMS BETFAIR CONTINUES RELATIONSHIP UNTIL
AT LEAST JUNE 2006 WITH NO MATERIAL FINANCIAL EFFECT IN 2005 AND 2006

Other poker licensees experiencing record levels, up approximately 100% year-to-date

October 24, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, confirmed today that Betfair, one of the company’s poker software licensees, will continue its exclusive agreement with WagerLogic Limited, CryptoLogic’s licensing subsidiary, until June 2006, with an option to extend until January 2007. As CryptoLogic indicated in August, Betfair has embarked on plans to bring its poker software in-house, in line with its long term strategy to own and operate all of its core products. As part of this agreement, WagerLogic will receive fees from Betfair such that it is expected there will be no material effect on CryptoLogic’s 2005 and 2006 results.

Betfair’s decision to establish its own internally-operated poker room is in keeping with its core competency as a technology-driven betting company. Other WagerLogic customers, which are primarily gaming and/or casino organizations, continue to benefit from the liquidity, outsourced technical expertise and an ever-expanding game and product offering developed by CryptoLogic.

“We have enjoyed a mutually profitable relationship with Betfair, and we are pleased that the relationship will continue in 2006,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic has grown into a well-diversified organization — in its customers, products and markets. This means continued growth from our core customers, continued financial strength to invest in new products, and the continued prospect of new partnerships.”

“Betfair has built a fast-growing Internet poker business as part of WagerLogic’s central poker room, and we are pleased to continue this association into the coming year,” said A.J. Slivinski, WagerLogic’s Managing Director.

A year of excellent growth continues
WagerLogic’s central poker room, shared by all of its poker licensees, continues to be one of the fastest-growing poker rooms on the Internet. Excluding Betfair, revenue from WagerLogic’s other poker licensees is up approximately 100% on a year-to-date basis over the same period in 2004. Although Betfair fees have typically accounted for 5-10% of the company’s revenue, CryptoLogic expects to continue its record of profitable growth from strong poker revenue from continuing licensees, healthy results from its core casino business, and the potential signing of new licensees that meet the company’s rigorous criteria.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

CryptoLogic's common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Dan Tisch, ext. 223/ dtisch@argylerowland.com Karen Passmore, ext. 228/ kpassmore@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.